

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2013

Via E-mail
Vitaliy Gladky
President, Treasurer and Secretary
Balius Corp.
38 Sea View Park
Cliffoney, Co. Sligo, Ireland

> **Re: Balius Corp.**
> **Registration Statement on Form S-1**
> **Filed January 31, 2013**
> **File No. 333-186330**

Dear Mr. Gladky:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Please revise to disclose the number of shares that could be sold pursuant to Rule 144 of the Securities Act. Refer to Item 201(a)(2) of the Regulation S-K.

Registration Statement cover page

3. Refer to footnote (1) to the fee table. Your shares of common stock do not appear to meet the criteria for use of Rule 416(a). As such, any change in the amount of securities resulting from dilutive issuances during the offering period must be covered by a post-effective amendment, as required by Rule 416(b). Please revise to remove the reference to Rule 416 or advise. Refer to Securities Act Rule 416 and, for guidance, Securities Act Rules Compliance and Disclosure Interpretations Question 213.03.

Prospectus Summary, page 5

4. It appears from your disclosure that you are a "shell company" as defined by Rule 405 under the Securities Act. Please revise to disclose your status as a shell company or provide us with your analysis why you do not fit the definition of "shell company."

Balius Corp., page 5

5. We note that you need to raise a minimum of $50,000 from this offering to implement your business plan. Please briefly explain why you believe prospective investors should bear the risk that you will be unable to raise sufficient funds to implement your plan in the absence of a minimum offering amount or escrow account.

6. Please revise the first paragraph of this section to disclose the amount of capital you have in your treasury as of the most recent practicable date, your monthly "burn rate" and how long your present capital will last at that rate.

7. We note your disclosure in the fourth sentence of the first paragraph regarding the amount of funds necessary for you to implement your business plan. Please revise to clarify that the amount of funds necessary to implement your plan of operations cannot be predicted with any certainty and may exceed any estimates you set forth. Refer to the second risk factor on page 6.

8. We note your disclosure that you plan to buy young Irish Sport Horses, train them and resell them. Please revise to disclose here the age of the horses you intend to purchase, a brief description of what you intend to train the horses to do, where you intend to train the horses, the length of time you anticipate you will be caring for and training such horses before resale, and your target market, including the geographic region or regions where you intend to offer your horses for sale.

9. Please revise to disclose the breed of horse you purchased, its age, and whether you have begun to train this horse.

10. Please revise to disclose that your sole officer and director will only be devoting approximately 30 hours a week to your operations and that your operations may be sporadic and occur at times which are convenient to your sole officer and director.

Risk Factors, page 6

Risks Associated to Our Business, page 6

11. Please revise to add risk factors that address the risks of having a sole director and officer, including the risk that, because your sole executive officer occupies all corporate positions, it may not be possible to have adequate internal controls and that, because the sole director and officer will determine his salary and perquisites, you may not have funds available for net income. Alternatively, please explain why such risk factors are not necessary.

12. Please revise to address the risk that because companies in your industry consist of mostly non-public companies, a small company in your industry with the added expenses of being a reporting company might have a competitive disadvantage. Alternatively, please tell us why such a risk factor is not necessary.

13. Please revise to include a risk factor that addresses the risk of disease, injury and death of your horses or tell us why you believe that such a risk factor is not necessary.

14. We note your disclosure on page 19 that your management believes that the volatility in the horse industry poses the most significant challenge to your success over the next year and in future years. Please revise to include a risk factor that addresses the volatility in your industry, including a discussion of the factors that contribute to such volatility.

The effect of the recent economic crisis, page 7

15. Please revise to expand this risk factor to address the potential effects that the European debt crisis may have on your business as it appears that you will operate in Europe and that you intend to market and sell your horses in Europe or tell us why this is not necessary.

Key management personnel may leave the company, page 9

16. We note your disclosure that you believe that "all commercially reasonable efforts have been made to minimize the risks attendant with the departure of key personnel." Please revise to remove this sentence as it tends to negate the risk addressed in this risk factor.

As an "Emerging Growth Company," under the JOBS Act, we are permitted to rely, page 9

17. We note that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. Please expand the related disclosure on page 9 to cross reference to "Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies" for a further discussion of this exemption.

Risks Associated with This Offering, page 10

Our offering is being made on a best efforts basis, page 10

18. Please clarify that you require a minimum of $50,000 from the offering to implement your business plan.

We will incur ongoing costs and expenses for SEC reporting and compliance, page 11

19. We note your disclosure that "[you] will have to utilize funds from Vitaliy Gladky, [your] sole officer and director . . . to complete the registration process." Please revise to disclose here and on page 12, if true, that Mr. Gladky has no obligation to loan such funds to you and that there is no guarantee that he will loan such funds to you.

Management's Discussion and Analysis, page 16

20. Please revise to include a section outlining and describing your critical accounting policies, bearing in mind that the purpose of the critical accounting policies section is to discuss the sensitivity aspects of those accounting policies which may be impacted by the estimates and judgments required in their analysis. For example, we note you have purchased one horse and your business plan includes similar purchases going forward. Please describe your accounting policy for this asset and all other similar future acquisitions, including how you will account for any events which may leave a horse injured, sick or otherwise unfit for resale. We further note you have entered into a Grazing Lease Agreement. Your critical accounting policies should describe your accounting treatment for this lease. In addition, this section should include your accounting policies for any other items which are or will be material to the business, such as how you plan to recognize revenues.

21. As you have elected to use the extended transition period for complying with new or revised accounting standards, please discuss this decision in detail under "Critical Accounting Policies." Specifically, please explain that Section 107 of the JOBS Act provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a) (2) (B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies. In other words, an "emerging growth company" can delay the

adoption of such accounting standards until those standards would otherwise apply to private companies until the first to occur of the date the subject company (i) is no longer an "emerging growth company" or (ii) affirmatively and irrevocably opts out of the extended transition period provided in Securities Act Section 7(a) (2) (B). Clarify that you have elected to take advantage of this extended transition period and, as a result, your financial statements may not be comparable to the financial statements of other public companies. Accordingly, until the date that you are no longer an "emerging growth company" or affirmatively and irrevocably opt out of the exemption provided by Securities Act Section 7(a) (2) (B), upon the issuance of a new or revised accounting standard that applies to your financial statements and has a different effective date for public and private companies, clarify that you will disclose the date on which adoption is required for non-emerging growth companies and the date on which you will adopt the recently issued accounting standard.

Plan of Operation, page 16

22. We note that you anticipate that it will cost between $4,000 to $16,000 to feed and care for the horses. With a view towards revised disclosure, please tell us whether you intend to hire someone to feed and care for your horses, and, if so, whether this amount includes the salary of such employee or contractor.

Establish our Office, page 16

23. We note your disclosure that if you sell between 75% - 100% of the shares offered, you plan to purchase equipment with advanced features that will help you in everyday operations. Please revise to include a brief discussion of such features and how they will help in everyday operations.

Marketing, page 17

24. We note that you will spend $500 to $10,000, depending on how many shares you sell in this offering. Please revise to disclose your marketing plan if you raise more than $50,000 in this offering.

25. We note your disclosure that you will use marketing strategies such as direct mailing and phone calls. Please revise here or in your Description of Business section to discuss how you will determine whom to target.

26. We note your disclosure in the second to the last paragraph on page 17 that, after you have established your office, developed your website, purchased new horses and hired a trainer, you should be ready to "start selling [your] services," your disclosure in the last paragraph on page 17 that refers to customers using your services and your disclosure on page 21 that "[m]any large companies will be able to provide more favorable services to the potential customers." These statements seem inconsistent with your disclosure on

page 5 that you intend to sell horses. If you intend to offer services, please revise to describe such services.

Description of Business, page 19

Our Business, page 19

27. We note that your sole officer and director is a self-employed horse trainer. Please revise here and in the summary to discuss potential conflicts of interest because your sole officer and director only works for you part time and is engaged in a similar business to you. Please add a risk factor describing the attendant risks.

28. Please revise to disclose how, where and when you intend to purchase horses. For example, please disclose the number of horses you intend to purchase for each sale of a horse and, if you intend to purchase horses from horse distributers, at auctions or directly from breeders. We also note that you intend to spend $2,000 to $3,500 on each horse. Please provide the basis for how you determined this range and please revise to provide a brief discussion of what, if any, differences there are between horses purchased at the bottom of your range and horses purchased at the top of your range.

29. In addition, please revise to clarify that there is no guarantee that you will be successful in training the horses in the activities and behaviors identified in the first paragraph of this section.

30. We note your disclosure on page 19 that after training a horse for two months, you intend to enter into a competition in order "to prove" the horse. Please revise to clarify that there is no guarantee that the horse will perform well in such competitions.

31. We note that you anticipate that it will take two months for the horse trainer to prepare your horses for competitions. We also note that you intend to hire a single horse trainer for the same amount of pay regardless of how many horses you purchase with the proceeds of this offering. Please disclose the amount of hours you estimate it will take to train each horse. Additionally, please discuss, in the event you do not have the funds to hire additional trainers, what effect a reduction in the hours spent training each horse would have on its resale value.

32. Please revise to disclose the approximate amount of time you anticipate holding horses before offering the horses for resale. In addition, we note that the competitions require a horse and rider combination. Please revise to disclose whether you intend to hire riders and, if so, the anticipated costs for such riders. If necessary, please revise your Use of Proceeds and Plan of Operation sections.

33. We note that you anticipate that you will be able to sell the horses for $10,000 to $12,000 each. Please provide the basis for such belief and disclose any assumptions that were made in your estimate. Additionally, please disclose how a poor performance in jumping and eventing will affect the price or, if relevant, how the bloodline or size of the horse may affect the price.

34. We note your disclosure in the first paragraph on page 21 that competitors may be able to "offer a better price for trained horses." Please revise to discuss this obstacle and describe how your business plan is designed to overcome it.

Potential customers, page 20

35. We note that you intend to offer your horses to horse dealers, horse auctions, and directly to the public. Please revise to provide a brief explanation of the each method you intend to use to sell your horses.

36. Please disclose which party bears the risks and costs of transit once horses have been purchased from you.

Irish Sport Horse, page 20

37. It appears that much of the disclosure in this section is a direct quote from Wikipedia. To the extent that the disclosure in this section is a direct quote from Wikipedia, please revise to clearly indicate that it is such.

38. Please revise to add balancing disclosure to this section to clarify that there is no guarantee that the horses you purchase will have such qualities and that, if your horses lack the qualities described in the second and third paragraphs of this section, they may be less valuable.

39. Please substantiate that this breed is "globally renowned for being one of the best fox hunting mounts," that it regularly tops the rankings for events, that the breed is popular with police forces in Britain and Ireland due to its sense and strength and that it is "becoming increasingly popular in eventing, show jumping and hunter trials."

40. Please revise to clarify what you mean by "sense" and "honesty" in the third paragraph of this section.

41. Please substantiate your disclosure that many Irish Sport Horses sell for "high amounts" in the United States and Europe. In addition please provide a qualitative description of the types of horses that sell for "high amounts," for example, discuss the age, accomplishments or pedigree of such horses.

42. We note your disclosure that there are three types of Irish Sport Horses, light-weight, middle-weight and heavy-weight. Please revise to clarify which type(s) of Irish Sport Horse you intend to purchase and sell.

Marketing, page 20

43. We note that you will be targeting customers in Europe and North America. Please revise to identify the specific countries, regions or states where you intend to market your horses.

44. Please revise to clarify that it is your belief that "[o]ne of the most powerful aspects of online marketing is the ability to target [your] chosen group with a high degree of accuracy and cost effective way." In addition, please discuss the effectiveness of direct marketing and online marketing techniques in the resale of niche horse breeds.

Competition, page 21

45. We note your disclosure that there are many barriers of entry in the equine business. Please revise to briefly describe such barriers. In this regard, we note that you anticipate that you will continue to face challenges from new market entrants.

Insurance, page 21

46. We note your disclosure that you will not maintain any insurance. Please revise to discuss the risks of not having insurance in your risk factors section or tell us why this is not necessary.

Plan of Distribution, page 24

47. We note your disclosure that your securities have not been registered for resale under the blue sky laws of any state. Please disclose where you intend to offer the securities. Additionally, please add a risk factor disclosing potential limitations on resale because of the absence of state registration.

Procedures for Subscribing, page 25

48. Please file a form of your subscription agreement as an exhibit to your next amendment.

Description of Securities, page 26

49. We note that you refer prospective investors to the "applicable statutes of the State of Nevada." Please provide a description of those statutes necessary to an understanding of the material rights and liabilities of holders of your securities.

Interests of Named Experts and Counsel, page 27

50. We note your disclosure that no expert or counsel has a substantial interest exceeding $100,000. Please revise to disclose whether any expert or counsel has an interest exceeding $50,000 pursuant to Item 509 of Regulation S-K. Refer to Instruction 1 of the Instructions to Item 509.

Financial Statements, page F-1

Note 1. Organization and Business Operations, page F-6

51. You state that you intend to commence operations in horse breeding. However, throughout the document, you have disclosed that your business operations will focus on horse training. Please revise to clarify for consistency.

Note 7. Subsequent Events, page F-9

52. We note your disclosure that you have no material subsequent events to disclose. However, it appears you purchased a horse and entered into a lease agreement in January 2013. Please advise as to the reasons you believe these events should not be disclosed herein or revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ Nolan McWilliams

Nolan McWilliams
Attorney-Advisor